601 Lexington Avenue New York, New York 10022

Joshua N. Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 30, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Paper Corp. and Certain of its Subsidiaries

Amendment No. 1 to Registration Statement on Form S-4

Filed April 4, 2014

File No. 333-193794

Dear Mr. Schwall:

On behalf of Verso Paper Corp., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 16, 2014, to Mr. Paterson, President and Chief Executive Officer of the Company, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects these revisions and updates the Registration Statement with financial statements and other information as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013, and clarifies and conforms certain other information.

General

1.	Staff’s Comment: We note your response to prior comment 1 with respect to the opinion of Houlihan Lokey Financial Advisors. If you believe that the Houlihan Lokey opinion is not materially related to the merger transaction, please revise your filing to disclose such belief, and to disclose your basis for such belief.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on page 22 of Amendment No. 2.

2.	Staff’s Comment: We note the materials provided in response to prior comment 17. Please explain to us how you determined that you met the aggregate market value requirement of General Instruction I.B.I of Form S-3.

Response: In response to the Staff’s comment, we are no longer incorporating the above referenced disclosure by reference and have instead included additional disclosures under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 110, “Business,” beginning on page 129, “Stockholders,” beginning on page 137, “Executive Compensation,” beginning on page 168, “Director Compensation,” beginning on page 181, and “Financial Statements and Supplementary Data,” beginning on page F-1, in each case, of Amendment No. 2.

The Merger, page 122

Fairness Opinion of Financial Advisor to NewPage, page 133

3.	Staff’s Comment: We note your response to prior comment 13. Please revise your filing to disclose the belief of each of Verso and NewPage regarding the materiality of the “Forecasts” relied upon by Goldman Sachs in its analyses in preparing its fairness opinion. In addition, please disclose the basis for such belief.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on pages 218 and 219 of Amendment No. 2.

Solvency Opinion, page 149

4.	Staff’s Comment: We note the limitation on reliance in the solvency opinion provided by Murray, Devine & Co., Inc. If Murray Devine retains such limitation, please revise your filing to provide the following disclosure:

•	the basis for Murray Devine’s belief that shareholders cannot rely on its opinion, including (but not limited to) whether Murray Devine intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

•	whether the governing state law has addressed the availability of such a defense to Murray Devine in connection with any such shareholder claim; if not, add a statement that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

•	that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or Murray Devine under the federal securities laws.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures on page 230 of Amendment No. 2.

5.	Staff’s Comment: Please obtain and file a consent from Murray Devine. See Securities Act Rule 436.

Response: In response to the Staff’s comment, we have filed a consent from Murray Devine as Exhibit 99.4 to Amendment No. 2.

Exhibits

6.	Staff’s Comment: We note your response to prior comment 19, and note that you are incorporating by reference as Exhibit 4.2 the previously filed indenture. Please revise your exhibit index to clarify the exhibit number under which you previously filed the indenture with the current report on Form 8-K.

Response: In response to the Staff’s comment, we have revised the exhibit index in Amendment No. 2 accordingly.

Exhibit 5.1

7.	Staff’s Comment: We note that counsel assumes the authority of persons signing on behalf of the parties to the documents in connection with which the opinion is rendered. As this assumption does not appear to be appropriate, please obtain and file a revised opinion that does not contain such an assumption.

Response: In response to the Staff’s comment, we have revised the above-referenced disclosures in Exhibit 5.1 to Amendment No. 2.

8.	Staff’s Comment: We note the reference to the guarantors listed on Schedule I in counsel’s opinion. Please ensure that the revised opinion includes Schedule I.

Response: In response to the Staff’s comment, we have ensured that the revised counsel’s opinion, filed as Exhibit 5.1 to Amendment No. 2, includes Schedule I.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, P.C.

cc:	David J. Paterson

Peter H. Kesser

Robert P. Mundy